Exhibit 21.1

SUBSIDIARIES OF THE REGISTRANT

Sequenom — Gemini, Ltd.	England and Wales
Gemini Genomics, (UK) Ltd.	England and Wales
Gemini Genomics, Ltd.	England and Wales
Sequenom GmbH	Germany
Sequenom K.K.	Japan
Sequenom Hong Kong, Ltd	Hong Kong
Sequenom Biosciences (India) Pvt. Ltd	India
Sequenom Center for Molecular Medicine, LLC	United States